January 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-215363) of Ramaco Resources, Inc., a Delaware Corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on February 2, 2017, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated January 23, 2017, through the date hereof:

Preliminary Prospectus dated January 23, 2017

Approximately 1,770 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very Truly Yours,

CREDIT SUISSE SECURITIES (USA) LLC
As Representative of the several underwriters

BY:	CREDIT SUISSE SECURITIES (USA) LLC

BY:	/s/ Andrew Frame
	Name:	Andrew Frame
	Title:	Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

JEFFERIES LLC
As Representative of the several underwriters

BY:	JEFFERIES LLC

BY:	/s/ Ashley Walker
	Name:	Ashley Walker
	Title:	Americas Joint Head of Equity Capital Markets

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

BMO CAPITAL MARKETS CORP.
As Representative of the several underwriters

BY:	BMO CAPITAL MARKETS CORP.

BY:	/s/ Jonathan Rose
	Name:	Jonathan Rose
	Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER